TSX: EQX NYSE-A: EQX

 NEWS RELEASE

Equinox Gold Reports Second Quarter 2023 Financial and Operating Results:
Delivers Record Production and Revenue During the First Half of 2023

All financial figures are in US dollars, unless otherwise indicated.

August 2, 2023 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce its second quarter 2023 summary financial and operating results. The Company's unaudited condensed consolidated interim financial statements and related management's discussion and analysis ("MD&A") for the three and six months ended June 30, 2023 will be available for download on the Company's profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar and on the Company's website at www.equinoxgold.com. The Company will host a conference call and webcast on August 3, 2023 commencing at 4:00 am PT (7:00 am ET) to discuss the Company's second quarter results and activities underway at the Company's projects. Further details are provided at the end of this news release.

Greg Smith, President and CEO of Equinox Gold, commented: "Following a solid second quarter, Equinox Gold delivered its strongest first half of the year on record, producing 260,408 ounces of gold and generating $506 million of revenue and $128 million of adjusted EBITDA. We remain well positioned to achieve 2023 production and cost guidance.

"We also made significant progress at Greenstone during the quarter. The project is 85% complete, on budget and on schedule to pour gold in the first half of 2024, and we look forward to hosting a site tour for analysts and investors in early September. With the initiatives taken earlier in the year to strengthen our balance sheet, we remain fully funded to complete Greenstone construction, ending the quarter with more than $300 million in cash and available credit."

HIGHLIGHTS FOR THE THREE MONTHS ENDED JUNE 30, 2023

Operational

• Produced 137,661 ounces of gold

• Sold 138,094 ounces of gold at an average realized gold price of $1,962 per oz

• Total cash costs of $1,361 per oz and AISC of $1,502 per oz(1)

• One fatality during the Quarter, as discussed in the Santa Luz and Health, Safety and Environment sections of the MD&A

• No lost-time injuries, total recordable injury frequency rate(2) of 1.44 for the Quarter (1.15 rolling 12-month average)

• Total significant environmental incident frequency rate(2) of 0.21 for the Quarter (0.35 rolling 12-month average)

Earnings

• Income from mine operations of $30.7 million

• Net income of $5.4 million or $0.02 per share (basic)

• Adjusted net loss of $6.3 million or $0.02 per share(1)

Financial

• Cash flow from operations before changes in non-cash working capital of $81.2 million ($19.9 million after changes in non-cash working capital)

• Adjusted EBITDA of $70.9 million(1)

• Sustaining expenditures of $12.7 million and non-sustaining expenditures of $105.9 million

• Cash and cash equivalents (unrestricted) of $174.4 million at June 30, 2023

• Net debt(1) of $660.6 million at June 30, 2023

________________________

(1) Cash costs per oz sold, AISC per oz sold, adjusted net income, adjusted EBITDA, adjusted earnings per share ("EPS") and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

(2) Total recordable injury frequency rate and significant environmental incident frequency rate are both reported per million hours worked. Total recordable injury frequency rate is the total number of injuries excluding those requiring simple first aid treatment.

Suite 1501 - 700 West Pender St., Vancouver, BC Canada V6C 1G8 ir@equinoxgold.com +1 604.558.0560 www.equinoxgold.com

Corporate

• In April 2023, entered into gold collar contracts with an average put strike price of $1,950 per ounce and an average call strike price of $2,250 per ounce, for 3,050 ounces per month beginning April 2023 through to March 2024

• Further to the gold sale prepay transactions entered into during Q1 2023, entered into an additional gold sale prepay transaction on June 23, 2023 with an existing lender whereby the Company received an upfront cash prepayment of $9.9 million in exchange for delivering to the lender 263.5 ounces of gold per month from October 2024 through July 2026 for a total of 5,797 ounces

- Concurrent with execution of the gold sale prepay transaction in June 2023, entered into financial swap agreements that fix the gold price relating to the $9.9 million prepayment at $2,109 per ounce

Construction, development and exploration

• Advanced Greenstone construction with the following achieved to June 30, 2023:

- More than 4 million hours worked with no lost-time injuries

- Project was 82% complete, on budget and on track to pour gold in H1 2024

- Spent $92 million (Equinox Gold's 60% share) during the Quarter with total spend (100% basis) of $937 million project to date (76% of the approved budget)

Responsible Mining

• In May 2023, published the annual Environmental, Social & Governance ("ESG") Report, summarizing the Company's 2022 ESG performance and 2023 targets

RECENT DEVELOPMENTS

• On July 28, 2023, published the Company’s inaugural Water Stewardship Report in alignment with the water reporting practices recommended by the International Council on Mining and Metals

• On August 1, 2023, published an update on Greenstone progress

• On August 1, 2023, drew $127.0 million on the Company’s revolving credit facility

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS

		Three months ended			Six months ended
Operating data	Unit	June 30, 2023	March 31, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Gold produced	oz	137,661	122,746	120,813	260,408	238,265
Gold sold	oz	138,094	123,295	120,395	261,389	239,719
Average realized gold price	$/oz	1,962	1,895	1,856	1,931	1,859
Cash costs per oz sold(1)(2)	$/oz	1,361	1,346	1,478	1,354	1,345
AISC per oz sold(1)(2)(3)	$/oz	1,502	1,658	1,657	1,576	1,616

Financial data
Revenue	M$	271.6	234.1	224.6	505.7	447.8
Income from mine operations	M$	30.7	14.5	17.0	45.2	45.5
Net income (loss)	M$	5.4	17.4	(78.7)	22.8	(98.5)
Earnings (loss) per share (basic)	$/share	0.02	0.06	(0.26)	0.07	(0.33)
Adjusted EBITDA(1)	M$	70.9	57.0	24.0	127.9	66.9
Adjusted net loss(1)	M$	(6.3)	(3.0)	(47.9)	(9.3)	(72.3)
Adjusted EPS(1)	$/share	(0.02)	(0.01)	(0.16)	(0.03)	(0.24)
Balance sheet and cash flow data
Cash and cash equivalents (unrestricted)	M$	174.4	284.9	159.7	174.4	159.7
Net debt(1)	M$	660.6	547.8	472.2	660.6	472.2
Operating cash flow before changes in non-cash working capital	M$	81.2	195.4	16.4	276.6	49.9

(1) Cash costs per oz sold, AISC per oz sold, adjusted EBITDA, adjusted net loss, adjusted EPS and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

(2) Consolidated cash cost per oz sold and AISC per oz sold for the three and six months ended June 30, 2022 excludes Santa Luz results while the mine was in pre-commercial production up until the achievement of commercial production at the end of Q3 2022.

(3) Consolidated AISC per oz sold excludes corporate general and administration expenses.

(4) Numbers in tables throughout this news release may not sum due to rounding.

For the three and six months ended June 30, 2023, the Company sold 15% and 9% more gold ounces compared to the three and six months ended June 30, 2022. The increase in gold sales was primarily due to the contribution of production from Santa Luz, which achieved commercial production at the end of Q3 2022, and higher production at Aurizona, RDM and Los Filos, offset partially by lower production at Mesquite and the impact of the sale of Mercedes in April 2022. At both Aurizona and RDM, the higher production was primarily due to higher grades and mill throughput. At Los Filos, the higher gold production was primarily due to higher ore tonnes mined, offset partially by lower gold recovery as solution management issues and some ore with a higher copper content impacted production. The lower production at Mesquite was primarily due to fewer tonnes mined and stacked compared to the comparative periods of 2022, driven by mine sequencing.

Cash cost per oz sold and AISC per oz sold were 8% and 9% lower in Q2 2023 compared to Q2 2022, respectively, driven by 15% higher gold sales. Costs were also lower relative to guidance due to certain factors, including sustaining capital spend that was anticipated in the Quarter but has been deferred into the second half of 2023, as well as the costs of key consumables having peaked in recent quarters and are now trending below levels used for guidance.

In Q2 2023, income from mine operations was $30.7 million (Q2 2022 - $17.0 million) and for the six months ended June 30, 2023 was $45.2 million (six months ended June 30, 2022 - $45.5 million). The higher income from mine operations in Q2 2023 compared to Q2 2022 was mainly the result of higher income from mine operations at Los Filos and Aurizona, which was primarily due to higher production and higher realized gold price per ounce, offset partially by lower income from mine operations at Mesquite, which was primarily due to lower gold production as the mine was mostly moving waste in Q1 2023 which impacted the ore tonnes under leach in Q2 2023. The lower income from mine operations for the six months ended June 30, 2023 compared to Q2 2022 was primarily due to lower income from mine operations at Mesquite, driven by lower production, and the impact of the sale of Mercedes in April 2022, offset partially by higher income from mine operations at Los Filos, Aurizona and Fazenda.

Net income for Q2 2023 was $5.4 million (Q2 2022 - net loss of $78.7 million) and net income for the six months ended June 30, 2023 was $22.8 million (six months ended June 30, 2022 - net loss of $98.5 million). The higher net income in Q2 2023 compared to Q2 2022 was mainly due to higher income from mine operations, a tax recovery of $0.8 million (Q2 2022 - tax expense of $29.5 million) and other income of $2.6 million for Q2 2023 as compared to other expense of $32.7 million for Q2 2022. Other income for Q2 2023 includes a $22.8 million gain on change in fair value of foreign exchange contracts, offset partially by $13.4 million in expected credit loss and write-offs. Other expense for Q2 2022 includes a $39.6 million loss on change in fair value of share purchase warrants.

The higher net income for the six months ended June 30, 2023 compared to the same period in 2022 was mainly due to a tax recovery of $10.4 million (six months ended June 30, 2022 - tax expense of $33.2 million) and other income of $34.4 million compared to other expense of $51.7 million for the six months ended June 30, 2022. Other income for the six months ended June 30, 2023 includes a $41.3 million gain on change in fair value of foreign exchange contracts and a $34.5 million gain on sale of the Company's partial interest and reclassification of investment in i-80 Gold, offset partially by $13.3 million in expected credit loss and write-offs. Other expense for the six months ended June 30, 2022 includes a $58.2 million loss on change in fair value of share purchase warrants, offset partially by a $12.9 million gain on change in fair value of foreign exchange contracts.

In Q2 2023, adjusted EBITDA was $70.9 million (Q2 2022 - $24.0 million) and for the six months ended June 30, 2023 was $127.9 million (six months ended June 30, 2022 - $66.9 million). In Q2 2023, adjusted net loss was $6.3 million (Q2 2022 - adjusted net loss of $47.9 million) and for the six months ended June 30, 2023 was $9.3 million (six months ended June 30, 2022 - adjusted net loss of $72.3 million). The increase in adjusted EBITDA and decrease in adjusted net loss in Q2 2023 was primarily due to higher income from mine operations, in addition to a $12.2 million realized loss on gold contracts in Q2 2022 compared to nil realized gain on gold contracts in Q2 2023. The increase in adjusted EBITDA and decrease in adjusted net loss for the six months ended June 30, 2023 was primarily due to a $14.5 million realized gain on foreign exchange contracts for the six months ended June 30, 2023 and a $24.4 million realized loss on gold contracts for the six months ended June 30, 2022.

Sustaining and non-sustaining expenditures totaled $12.7 million and $105.9 million, respectively, for the three months ended June 30, 2023. Sustaining and non-sustaining expenditures are broken down by mine site in the MD&A.

SELECTED FINANCIAL RESULTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022

$ amounts in millions, except per share amounts	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Revenue	$271.6	$224.6	$505.7	$447.8
Cost of sales
Operating expense	(192.7)	(170.7)	(364.9)	(323.0)
Depreciation and depletion	(48.2)	(37.0)	(95.6)	(79.3)
Income from mine operations	30.7	17.0	45.2	45.5
Care and maintenance expense	(0.3)	(4.7)	(1.4)	(5.1)
Exploration and evaluation expense	(4.0)	(4.5)	(5.8)	(7.7)
General and administration expense	(12.3)	(11.1)	(22.2)	(22.9)
Income from operations	14.1	(3.3)	15.7	9.7
Finance expense	(14.3)	(8.2)	(27.0)	(17.6)
Finance income	3.3	0.9	6.3	1.7
Share of net loss in associate	(1.1)	(5.9)	(17.1)	(7.5)
Other income (expense)	2.6	(32.7)	34.4	(51.7)
Net income (loss) before taxes	4.5	(49.2)	12.3	(65.3)
Income tax recovery (expense)	0.8	(29.5)	10.4	(33.2)
Net income (loss)	$5.4	$(78.7)	$22.8	$(98.5)
Net income (loss) per share attributable to Equinox Gold shareholders
Basic	$0.02	$(0.26)	$0.07	$(0.33)
Diluted	$0.02	$(0.26)	$0.07	$(0.33)

Additional information regarding the Company's financial and operating results is available in the Company's Q2 2023 Financial Statements and accompanying MD&A for the three and six months ended June 30, 2023, which will be available for download on the Company's website at www.equinoxgold.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

CONFERENCE CALL AND WEBCAST

Equinox Gold will host a conference call and webcast on Wednesday, August 3, 2023 commencing at 4:00 am PT (7:00 am ET) to discuss the second quarter results and activities underway at the Company. All participants will have the opportunity to ask questions of Equinox Gold's CEO and executive team. The webcast will be archived on Equinox Gold's website until February 3, 2024.

Conference call

Toll-free in U.S. and Canada: 1-800-319-4610

International callers: +1 604-638-5340

Webcast

www.equinoxgold.com

ABOUT EQUINOX GOLD

Equinox Gold is a growth-focused Canadian mining company with seven operating gold mines, construction underway at a new project, and a path to achieve more than one million ounces of annual gold production from a pipeline of development and expansion projects. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

EQUINOX GOLD CONTACTS

Greg Smith, President & Chief Executive Officer

Rhylin Bailie, Vice President, Investor Relations

Tel: +1 604-558-0560

Email: ir@equinoxgold.com

NON-IFRS MEASURES

This news release refers to refers to cash costs, cash costs per oz sold, AISC, AISC per oz sold, AISC contribution margin, adjusted net income, adjusted EPS, mine-site free cash flow, adjusted EBITDA, net debt, and sustaining capital expenditures that are measures with no standardized meaning under IFRS, i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is consistently prepared and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Numbers presented in the tables below may not sum due to rounding.

Cash costs and cash costs per oz sold

Cash costs is a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. The Company reports total cash costs on a per oz sold basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate operating income and cash flow from mining operations. Cash costs are calculated as mine site operating costs and are net of silver by-product credits. Cash costs are divided by ounces sold to arrive at cash costs per oz sold. In calculating cash costs, the Company includes silver by-product credits as it considers the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing management and other stakeholders to assess the net costs of gold production. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

AISC per oz sold

The Company uses AISC per oz of gold sold to measure performance. The methodology for calculating AISC was developed internally and is calculated below. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes the AISC measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. AISC includes cash costs (described above) and also includes sustaining capital expenditures, sustaining lease payments, reclamation cost accretion and amortization and exploration and evaluation costs. This measure seeks to reflect the full cost of gold production from current operations, therefore, expansionary capital and non-sustaining expenditures are excluded.

Prior to Q2 2023, the Company's calculation of cash costs included the principal portion of sustaining lease payments. Commencing in Q2 2023, to improve the comparability of the Company's financial performance measures with its peers and align to the standards outlined by the World Gold Council, the Company has excluded sustaining lease payments from its calculation of cash costs and has included them as a component of AISC. The calculations of cash costs and AISC for comparative periods have been adjusted to conform with the current methodology and are different from the measures previously reported.

The following table provides a reconciliation of cash costs per oz of gold sold and AISC per oz of gold sold to the most directly comparable IFRS measure on an aggregate basis:

$'s in millions, except ounce and per oz figures	Three months ended			Six months ended
	June 30, 2023	March 31, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Gold ounces sold	138,094	123,295	120,395	261,389	239,719
Santa Luz gold ounces sold(1)	-	-	(4,978)	-	(5,188)
Adjusted gold ounces sold	138,094	123,295	115,417	261,389	234,531
Operating expense	$192.7	$172.2	$170.7	$364.9	$323.0
Silver by-product credits	(0.7)	(0.3)	(1.1)	(1.0)	(2.1)
Fair value adjustment on acquired inventories	(4.1)	(5.9)	7.6	(10.0)	1.7
Santa Luz operating expense(1)	-	-	(6.6)	-	(7.0)
Total cash costs	$187.9	$165.9	$170.6	$353.8	$315.6
Cash costs per gold oz sold	$1,361	$1,346	$1,478	$1,354	$1,346
Total cash costs	$187.9	$165.9	$170.6	$353.8	$315.6
Sustaining capital	12.7	32.5	18.0	45.2	55.0
Sustaining lease payments	4.5	3.8	0.5	8.3	2.9
Reclamation expense	2.2	2.2	2.3	4.5	4.7
Sustaining exploration expense	-	-	0.1	-	1.1
Santa Luz reclamation expense(1)	-	-	(0.2)	-	(0.2)
Total AISC	$207.4	$204.4	$191.2	$411.8	$379.1
AISC per oz sold	$1,502	$1,658	$1,657	$1,576	$1,616

(1) Consolidated cash cost per oz sold and AISC per oz sold for the three and six months ended June 30, 2022 excludes Santa Luz results while the mine was in pre-commercial production up until the achievement of commercial production at the end of Q3 2022.

Sustaining capital expenditures

Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company's projects and certain expenditures at the Company's operating sites which are deemed expansionary. Sustaining capital expenditures can include, but are not limited to, capitalized stripping costs at open pit mines, underground mine development, mining and milling equipment and TSF raises.

The following table provides a reconciliation of sustaining capital expenditures to the Company's total capital expenditures for continuing operations:

	Three months ended			Six months ended
$'s in millions	June 30, 2023	March 31, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Capital additions to mineral properties, plant and equipment(1)	$131.4	$154.5	$167.4	$285.9	$296.5
Less: Non-sustaining capital at operating sites	(4.2)	(4.6)	(27.7)	(8.8)	(58.0)
Less: Non-sustaining capital at development projects	(103.3)	(91.1)	(106.4)	(194.5)	(166.8)
Less: Capital expenditures - corporate	(0.1)	(0.1)	(10.1)	(0.1)	(10.2)
Less: Other non-cash additions(2)	(11.2)	(26.1)	(5.2)	(37.3)	(6.4)
Sustaining capital expenditures	$12.7	$32.5	$18.0	$45.2	$55.0

(1) Per note 5 of the condensed consolidated interim financial statements. Capital additions exclude non-cash changes to reclamation assets arising from changes in discount rate and inflation rate assumptions in the reclamation provision.

(2) Non-cash additions include right-of-use assets associated with leases recognized in the period, capitalized depreciation for deferred stripping activities, and capitalized non-cash share-based compensation.

Total mine-site free cash flow

Mine-site free cash flow is a non-IFRS financial performance measure. The Company believes this measure is a useful indicator of its ability to operate without reliance on additional borrowing or usage of existing cash. In calculating total mine-site free cash flow, the Company excludes the impact of fair value adjustments on acquired inventories as these adjustments do not impact cash flow from operating mine sites. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Prior to Q1 2023, mine-site free cash flow was calculated inclusive of fair value adjustments on acquired inventories. The calculation of mine-site free cash flow for comparative periods has been adjusted to conform with the current methodology and is different from the measure previously reported.

The following table provides a reconciliation of mine-site free cash flow to the most directly comparable IFRS measure on an aggregate basis:

	Three months ended			Six months ended
$'s in millions	June 30, 2023	March 31, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Operating cash flow before non-cash changes in working capital	$81.2	$195.4	$16.4	$276.6	$49.9
Fair value adjustments on acquired inventories	4.1	5.9	(7.6)	10.0	(1.7)
Operating cash flow (generated) used by non-mine site activity(1)	(7.6)	(138.3)	31.9	(146.0)	65.2
Cash flow from operating mine sites	$77.7	$63.0	$40.8	$140.6	$113.4

Mineral property, plant and equipment additions	$131.4	154.5	167.4	$285.9	296.5
Less: Capital expenditures relating to development projects and corporate and other non-cash additions	(114.5)	(117.3)	(121.7)	(231.9)	(183.4)

Capital expenditure from operating mine sites	16.9	37.1	45.7	54.0	113.1
Lease payments related to non-sustaining capital items	4.3	4.8	3.7	9.1	7.1
Non-sustaining exploration expense	4.0	1.8	4.4	5.8	6.6

Total mine-site free cash flow	$52.4	$19.3	$(13.1)	$71.7	$(13.4)

(1) Includes taxes paid and proceeds from gold prepayments that are not factored into mine-site free cash flow and are included in operating cash flow before non-cash changes in working capital in the statement of cash flows.

AISC contribution margin, EBITDA and adjusted EBITDA

The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors, and other stakeholders use AISC contribution margin, AISC contribution margin per gold ounce sold and adjusted EBITDA to evaluate the Company's performance and ability to generate cash flows and service debt. AISC contribution margin is defined as revenue less AISC. EBITDA is defined as earnings before interest, tax, depreciation and amortization. Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization, adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes of warrants, foreign exchange contracts and gold contracts; unrealized foreign exchange gains and losses, transaction costs, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets.

The following tables provide the calculation of AISC contribution margin, EBITDA and adjusted EBITDA, as calculated by the Company:

AISC Contribution Margin

	Three months ended			Six months ended
$'s in millions	June 30, 2023	March 31, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Revenue	$271.6	$234.1	$224.6	$505.7	$447.8
Less: AISC	(207.4)	(204.4)	(191.2)	(411.8)	(379.1)
AISC contribution margin	$64.2	$29.7	$24.3	$93.9	$59.2
Gold ounces sold	138,094	123,295	120,395	261,389	239,719
Less: Santa Luz gold ounces sold(1)	-	-	(4,978)	-	(5,188)
Adjusted gold ounces sold	138,094	123,295	115,417	261,389	234,531
AISC contribution margin per oz sold	$465	$241	$210	$359	$252

(1) AISC contribution margin for three and six months ended June 30, 2022 excludes Santa Luz results while the mine was in pre-commercial production up until the achievement of commercial production at the end of Q3 2022.

EBITDA and Adjusted EBITDA

	Three months ended			Six months ended
$'s in millions	June 30, 2023	March 31, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Net income (loss)	$5.4	17.4	(78.7)	$22.8	(98.5)
Income tax (recovery) expense	$(0.8)	(9.6)	29.5	$(10.4)	33.2
Depreciation and depletion	48.4	47.5	37.3	95.9	79.9
Finance expense	14.3	12.7	8.2	27.0	17.6
Finance income	(3.3)	(3.0)	(0.9)	(6.3)	(1.7)
EBITDA	$64.0	$65.0	$(4.7)	$129.0	$30.4
Non-cash share-based compensation expense	1.8	1.5	1.3	3.4	2.2
Unrealized loss on warrants	(0.3)	3.7	39.6	3.4	58.2
Unrealized (gain) loss on gold contracts	(7.9)	5.4	-	(2.5)	-
Gain on gold contracts acquired in a business combination	-	-	(17.3)	-	(22.7)
Unrealized (gain) loss on foreign exchange contracts	(13.8)	(13.1)	6.2	(26.8)	(11.9)
Unrealized loss on power purchase agreement	7.2	-	-	7.2	-
Unrealized foreign exchange loss (gain)	3.6	2.3	(7.9)	6.0	2.7
Share of net loss of investment in associate	1.1	16.0	5.9	17.1	7.5
Other expense (income)(1)	15.2	(24.0)	0.9	(8.8)	0.6
Adjusted EBITDA	$70.9	$57.0	$24.0	$127.9	$66.9

(1) Other expense (income) for the three and six months ended June 30, 2023 includes a $13.4 million expected credit loss and write-offs primarily related to the impairment and write-off of a $9.9 million receivable owing from PGI for partial consideration for the sale of Pilar. Other income for the six months ended June 30, 2023 also includes a gain on sale of partial interest and reclassification of investment in i-80 Gold of $34.5 million.

Adjusted net income and adjusted EPS

Adjusted net income and adjusted EPS are used by management and investors to measure the underlying operating performance of the Company. Adjusted net income is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of warrants, foreign exchange contracts and gold contracts, unrealized foreign exchange gains and losses, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets. Adjusted net income per share amounts are calculated using the weighted average number of shares outstanding on a basic and diluted basis as determined by IFRS.

The following table provides the calculation of adjusted net income and adjusted EPS, as adjusted and calculated by the Company:

	Three months ended			Six months ended
$'s and shares in millions	June 30, 2023	March 31, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Net income (loss) attributable to Equinox Gold shareholders	$5.4	$17.4	$(78.7)	$22.8	$(98.5)
Add (deduct):
Non-cash share-based compensation expense	1.8	1.5	1.3	3.4	2.2
Unrealized loss on warrants	(0.3)	3.7	39.6	3.4	58.2
Unrealized (gain) loss on gold contracts	(7.9)	5.4	-	(2.5)	-
Gain on gold contracts acquired in a business combination	-	-	(17.3)	-	(22.7)
Unrealized (gain) loss on foreign exchange contracts	(13.8)	(13.1)	6.2	(26.8)	(11.9)
Unrealized loss on power purchase agreement	7.2	-	-	7.2	-
Unrealized foreign exchange loss (gain)	3.6	2.3	(7.9)	6.0	2.7
Share of net loss of investment in associate	1.1	16.0	5.9	17.1	7.5
Other expense (income)(1)	15.2	(24.0)	0.9	(8.8)	0.6
Income tax impact related to above adjustments	(1.1)	(0.1)	(0.4)	(1.2)	(2.1)
Unrealized foreign exchange (gain) loss recognized in deferred tax expense	(17.5)	(12.3)	2.4	(29.8)	(8.2)
Adjusted net loss	$(6.3)	$(3.0)	$(47.9)	$(9.3)	$(72.3)

Basic weighted average shares outstanding	312.8	311.6	303.7	312.2	302.9
Diluted weighted average shares outstanding	316.4	341.6	303.7	315.7	302.9
Adjusted loss per share - basic ($/share)	$(0.02)	$(0.01)	$(0.16)	$(0.03)	$(0.24)
Adjusted loss per share - diluted ($/share)	$(0.02)	$(0.01)	$(0.16)	$(0.03)	$(0.24)

(1) Other expense (income) for the three and six months ended June 30, 2023 includes a $13.4 million expected credit loss and write-offs primarily related to the impairment and write-off of a $9.9 million receivable owing from PGI for partial consideration for the sale of Pilar. Other income for the six months ended June 30, 2023 also includes a gain on sale of partial interest and reclassification of investment in i-80 Gold of $34.5 million.

Net debt

The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use net debt to evaluate the Company's performance. Net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performances prepared in accordance with IFRS. Net debt is calculated as the sum of the current and non-current portions of long-term debt, net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.

$'s in millions	June 30, 2023	March 31, 2023	December 31, 2022
Current portion of loans and borrowings	$136.8	$-	$-
Non-current portion of loans and borrowings	698.3	832.7	828.0
Total debt	835.1	832.7	828.0
Less: Cash and cash equivalents (unrestricted)	(174.4)	(284.9)	(200.8)
Net debt	$660.7	$547.8	$627.2

Technical Information

Doug Reddy, MSc, P.Geo., Chief Operating Officer, is a Qualified Person under National Instrument 43-101 for Equinox Gold and has reviewed and approved the technical information in this document.

Cautionary Notes & Forward-looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information. Forward-looking statements and forward-looking information in this news release relate to, among other things: the strategic vision for the Company and expectations regarding exploration potential, production capabilities and future financial or operational performance, including investment returns; the Company’s production and cost guidance; the timing for and Company’s ability to successfully advance its growth and development projects, including the construction of Greenstone and the expansions at Los Filos, Aurizona and Castle Mountain; the strength of the Company’s balance sheet, and the Company’s liquidity and future cash requirements; the closing of the Sandbox Arrangement; the aggregate value of common shares which may be issued pursuant to the at-the-market equity offering program; the potential future offerings of Securities under the Base Shelf Prospectus or corresponding Registration Statement and any Prospectus Supplement; the potential future proceeds to the Company from the exercise of the Company’s grant of i-80 warrants; the Company’s expectations for reducing its greenhouse gas (“GHG”) emissions and the impact of its operations on climate change, including reaching its GHG emissions reduction target; the expectations for the Company’s investments in Sandbox, i-80 Gold, Pilar Gold, Inca One and Bear Creek; and conversion of Mineral Resources to Mineral Reserves. Forward-looking statements or information generally identified by the use of the words “believe”, “will”, “advance”, “achieve”, “strategy”, “increase”, “plan”, “vision”, “improve”, “maintain”, “potential”, “intend”, “on budget”, “anticipate”, “expect”, “estimate”, “on track”, “target”, “objective”, and similar expressions and phrases or statements that certain actions, events or results “may”, “could”, or “should”, or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct.

The Company has based these forward-looking statements and information on the Company’s current expectations and projections about future events and these assumptions include: Equinox Gold’s ability to achieve the exploration, production, cost and development expectations for its respective operations and projects; prices for gold remaining as estimated; currency exchange rates remaining as estimated; availability of funds for the Company’s projects and future cash requirements; the ability of the Company and Sandbox to complete the Sandbox Arrangement; prices for energy inputs, labour, materials, supplies and services remaining as estimated; holders of i-80 warrants having sufficient funds to exercise warrants; construction of Greenstone being completed and performed in accordance with current expectations; expansion projects at Los Filos, Castle Mountain and Aurizona being completed and performed in accordance with current expectations; the mine plans outlined in the technical reports for each project, including estimated development schedules, are unchanged; tonnage of ore to be mined and processed and ore grades and recoveries are consistent with mine plans; capital, decommissioning and reclamation estimates remaining as estimated; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade or industrial action; the Company’s working history with the workers, unions and communities at Los Filos; all necessary permits, licenses and regulatory approvals are received in a timely manner; the Company’s ability to comply with environmental, health and safety laws and other regulatory requirements; the strategic visions for Sandbox, i-80 Gold, Pilar Gold, Inca One and Bear Creek and their respective abilities to successfully advance their businesses; the ability of PGI, Inca One and Bear Creek to meet their respective payment commitments to the Company; and the ability of Equinox Gold to work productively with its joint venture partner and Indigenous partners at Greenstone. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and Indigenous populations; the effect of blockades and community issues on the Company's production and cost estimates; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including mining, environmental and export and import laws and regulations; legal restrictions relating to mining; risks relating to expropriation and nationalization of resources; increased competition in the mining industry; a successful relationship between the Company and its joint venture partner; the failure by PGI, Inca One or Bear Creek to meet their respective commitments to the Company; and those factors identified in the section "Risks and Uncertainties" in the Company's MD&A for the year ended December 31, 2022 and in the section titled "Risks Related to the Business" in the Company's most recently filed Annual Information Form which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release or the accompanying MD&A are expressly qualified in their entirety by this cautionary statement.

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

Disclosure regarding the Company's mineral properties, including with respect to mineral reserve and mineral resource estimates included in this news release or the accompanying MD&A, was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the “SEC”) generally applicable to U.S. companies. Accordingly, information contained in this news release and in the accompanying MD&A is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.